UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 3)*

                            LAFAYETTE BANCORPORATION
                                (Name of Issuer)

                           Common Stock, No Par Value
                         (Title of Class of Securities)

                                    505893107
                                 (CUSIP Number)

                                December 31, 2001
             (Date of Event Which Requires Filing of this Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

         [X] Rule 13d-1(b)
         [ ] Rule 13d-1(c)
         [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






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                          SCHEDULE 13G AMENDMENT NO. 3

CUSIP No.505893107

1        Names of Reporting Persons or
         S.S. or I.R.S. Identification Nos. of Above Person

         Lafayette Bank and Trust Company, Trust Department

2        Check the Appropriate Box                   (a) [ ]
         if a Member of a Group                      (b) [ ]

3        SEC Use Only

4        Citizenship or Place of Organization

Indiana (Reporting person is the Trust Department of an Indiana state-chartered bank.)

NUMBER OF                  5        Sole Voting Power
SHARES
BENEFICIALLY               0
OWNED BY
EACH                       6        Shared Voting Power
REPORTING
PERSON WITH                            293,523

                           7        Sole Dispositive Power

                                       0

                           8        Shared Dispositive Power

                                       293,523

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                  293,523

10       Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

                  Not Applicable

11       Percent of Class Represented by Amount in Row (9)

                  7.4%

12       Type of Reporting Person

                  BK


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Item 1 (a)        Name of Issuer:

                           Lafayette Bancorporation

Item 1 (b)        Address of Issuer's Principal Executive Offices:

                           133 North Fourth Street
                           Lafayette, Indiana 47902-1130

Item 2 (a)        Name of Person Filing:

                           Lafayette Bank and Trust Company, Trust Department (Lafayette Bank and Trust Company (the "Bank") is a wholly owned subsidiary of the Issuer.)

Item 2 (b) Address of Principal Business Office, or if none, Residence:

                           133 North Fourth Street
                           Lafayette, Indiana 47902-1130

Item 2 (c)        Citizenship:

                           Indiana (The reporting person is the trust department of an Indiana state-chartered bank.)

Item 2 (d)        Title of Class of Securities:

                           Common Stock, No Par Value (the "Common Stock")

Item 2 (e)        CUSIP Number:

                           505893107

Item 3 If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c):

                    A.   [ ] Broker or Dealer registered under Section 15 of the
                             Act

                    B.   [X] Bank as defined in section 3(a)(6) of the Act

                    C.   [ ] Insurance Company as defined in section 3(a)(19) of
                             the Act

                    D.   [ ] Investment  company  registered  under section 8 of
                             the Investment Company Act



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                    E.   [ ] An investment  adviser in  accordance  with Section
                             240.13d-1(b)(1)(1)(ii)(E)

                    F.   [ ] An  Employee  benefit  plan  or  endowment  fund in
                             accordance with Section 240.13d-1(b)(1)(ii)(F)

                    G.   [ ] A parent  holding  company  or  control  person  in
                             accordance with Section 240.13d-1(b)(ii)(G)

                    H.   [ ] A savings association as defined in Section 3(b) of
                             the Federal Deposit Insurance Act

                    I.   [ ] Group,    in    accordance    with    Section
                             240.13d-1(b)(1)(ii)(J)

                    J.   [ ] Group,    in    accordance    with    section
                             240.13d-1(b)(1)(ii)(H)

If this statement is being filed pursuant to Section 240.13d-1(c), check this box [ ]


Item 4   Ownership:

         Item 4 (a) Amount Beneficially Owned:

                           293,523

         Item 4 (b) Percent of Class:

                           7.4%

         Item 4(c) Number of shares as to which such person has:

         (i)              sole power to vote or to direct the vote: 0

         (ii)             shared power to vote or to direct the vote: 293,523

         (iii)            sole power to dispose or to
                          direct the disposition of: 0

         (iv) shared power to dispose or to direct the disposition of: 293,523

As of December 31, 2001, the Bank Trust Department held 293,523 shares of Common Stock under agreements pursuant to which the Bank Trust Department could exercise discretion with respect to investment and/or voting and, therefore, the Bank Trust Department could be deemed to beneficially own such shares. See Item 6 below for additional information.


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 Item 5 Ownership of Five Percent or less of a Class:

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6 Ownership of More than Five Percent on Behalf of Another Person:

               As discussed in Item 4(c) above, the shares of Common Stock are held by the Bank Trust Department in its fiduciary capacity. The Trust Department may be deemed to share investment and/or voting powers with respect to the shares.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

                           Not Applicable.

Item 8 Identification and Classification of Members of the Group:

                           Not Applicable.

Item 9   Notice of Dissolution of Group:

                           Not Applicable.

Item 10  Certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



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                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2002

                        LAFAYETTE BANK AND TRUST COMPANY
                                TRUST DEPARTMENT

                        By: /s/ Lawrence A. Anthrop
                            Lawrence A. Anthrop
                            Senior Vice President and Senior Trust Officer